EXHIBIT 4

           LETTER FROM RELATIONAL INVESTORS LLC TO THE
BOARD OF DIRECTORS OF NUEVO ENERGY COMPANY, DATED
DECEMBER 11, 1998.


                RELATIONAL INVESTORS LLC
          4330 La Jolla Village Drive, Suite 220
              San Diego, California 92122
                Telephone (619) 597-9400
                Facsimile (619) 597-8200



                             December 11, 1998

Board of Directors
Nuevo Energy Company
1331 Lamar Street, Suite 1650
Houston, TX  77010

To the Board of Directors of Nuevo Energy Company:

     In accordance with Article II, Section 2.12 of the Bylaws of Nuevo Energy Company (the "Company"), a Delaware corporation, this letter serves as notice that Relational Investors, LP ("Relational"), a Delaware limited partnership and a shareholder of record of the Company, wishes to nominate one (1) individual to stand for election in the election of members of the Company's Board of Directors at the 1999 Annual Meeting of Shareholders of the Company. Set forth below is the information required to be furnished to the Board of Directors of the Company pursuant to Article II, Section 2.12 of the Bylaws of the Company.

     1. The names and address, as they appear on the Company's books, of the shareholder making the nominations described herein are as follows:

              Relational Investors, LP
              4330 La Jolla Village Drive, Suite 220
              San Diego, CA  92122

     2. Set forth in Exhibit A is information regarding the qualifications of the nominee, David H. Batchelder, for serving on the Company's Board of Directors including such information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated or intended to be nominated by the Board of Directors of the Company.

     Where indicated the items contained in the attached
Exhibit correspond to the applicable item numbers of
Schedule 14A under the proxy rules of the Securities and Exchange Commission.

     3. The undersigned, as a Managing Member of the general partner of Relational, Relational Investors LLC, represents and warrants that as of the date hereof Relational is the beneficial owner of 1,914,300 shares of common stock, par value $.01 (the "Common Stock"), of the Company and that he intends to appear in person or by proxy at the 1999 Annual Meeting of Shareholders of the Company to propose the nomination of the director described herein.

     4. Attached to this letter is a copy of the written consent of the nominee described herein to serve as a member of the Board of Directors of the Company if so elected.

     Relational does not acknowledge the validity of the notice requirement of Article II, Section 2.12 of the Company's Amended and Restated Bylaws, and the execution and delivery of this notice shall not be deemed to constitute a waiver of Relational's right to contest the validity of such notice requirement or any portion thereof.

     If you require any additional information regarding this matter described herein or have any questions or comments regarding any of the foregoing matters, please contact me at (619) 597-9400.

Very truly yours,


RELATIONAL INVESTORS, LP,
a Delaware limited partnership

By:  RELATIONAL INVESTORS LLC
        a Delaware limited liability company

Its:   General Partner

        By: /s/ Ralph V. Whitworth
              Ralph V. Whitworth

        Its:  Managing Member

Enclosures

cc:  President of Nuevo Energy Company
     Secretary of Nuevo Energy Company
     David H. Batchelder

                                     EXHIBIT A

                     David H. Batchelder

Business Address:

     Relational Investors LLC
     4330 La Jolla Village Drive, Suite 220
     San Diego, CA  92122

1. David H. Batchelder ("Mr. Batchelder") is highly qualified to serve on the Company's Board of Directors. His work has involved him with the business of public companies for over 20 years.
     Mr. Batchelder has particularly strong experience in the oil and gas industry. He worked for Mesa
     Petroleum Co. from 1978 through 1988 and served from 1986 to 1988 as Mesa's president. Through
     Batchelder & Partners, Inc., he has advised major investors and companies in the oil and gas industry with respect to multiple complex transactions. Mr. Batchelder has served on the boards of six public companies in which capacities he has chaired multiple board committees and undertaken special board assignments.

2. Mr. Batchelder does not believe that he nor any of his associates would have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 1999 Annual Meeting of the Shareholders of the Company, other than election to office. (Item 5(a)).

3.   Mr. Batchelder is a Managing Member of
     Relational Investors LLC, ("RILLC"). RILLC is the general partner of Relational, and certain other investment partnerships and manages an investment account on behalf of the David H. Batchelder Trust which in the aggregate beneficially own 1,914,300 shares of the Company's Common Stock. As a
     Managing Member of RILLC, Mr. Batchelder shares voting and dispositive power with respect to (and therefore may be deemed to beneficially own) 1,914,300 shares of the Company's Common Stock. Other than as described in this paragraph, Mr. Batchelder does not beneficially own, directly or indirectly, and does not have the right to acquire beneficial ownership within sixty (60) days of, any shares of any class of voting securities or equity securities of the Company or any of the Company's parents or subsidiaries.
     (Item 6(d)).

4. There are no pending legal proceedings in which either Mr. Batchelder or any of his associates is a party adverse to the Company or any of its affiliates or in which either Mr. Batchelder or any of his associates has an interest adverse to the Company or any of its affiliates. (Item 7(a)).

5. Mr. Batchelder does not currently hold any position or office with the Company, and Mr. Batchelder has never served as a director of the Company. (Item 7(b)).

6. There is no arrangement or understanding between Mr. Batchelder and any other person pursuant to which he was or is to be selected as a director or nominee. RILLC is entitled to receive incentive fees with respect to profits, as defined, received by Relational (or any of the other investment partnerships of which RILLC serves as general partner) as a result of investments in the Company's common stock. In general, such incentive fees equal twenty percent (20%) of net profits after the partnership has received a hurdle rate of return.
     Mr. Batchelder is entitled, through his
     ownership interest in RILLC, to receive a percentage of RILLC's profits. In addition, Relational and the investment partnerships referenced above reimburse RILLC for its expenses and indemnify it and its affiliates against expenses and liabilities related to their investments. Mr. Batchelder is required to share any compensation he may receive for serving on the Company's Board of Directors with Relational and certain of the other investment partnerships of which RILLC serves as general partner. (Item 7(b)).

7.   Mr. Batchelder, age 49, has been the
     chairman of the board of directors and chief executive officer of Batchelder & Partners, Inc., an investment advisory and consulting firm, since 1988. Mr. Batchelder has been a Managing
     Member of RILLC, an investment advisory firm, since March of 1996. Mr. Batchelder is a director of Morrison Knudsen Corporation and Apria Healthcare Group Inc. Mr. Batchelder is not aware of any services or products of such companies that could be regarded as competitive with those of the Company. Neither Batchelder
     & Partners, Inc. nor RILLC is a parent,
     subsidiary or other affiliate of the Company.
     (Item 7(b)).

8.   Mr. Batchelder does not have any family
     relationship, by blood, marriage or adoption, to any director, officer or other affiliate of the Company. (Item 7(b)).

9. During the past five years, Mr. Batchelder has not been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the SEC. (Item 7(b)).

10. Neither Mr. Batchelder nor any member of his immediate family has, and neither Mr.
     Batchelder nor any member of his immediate family contemplates that he will have, a direct or indirect material interest in any transaction, or series of transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is contemplated to be a party, in which the amount involved exceeds $60,000. (Item 7(b)).

11.  Neither Mr. Batchelder, nor any member of Mr.
     Batchelder's immediate family, any corporation or organization of which Mr. Batchelder is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities or any trust or other estate in which Mr. Batchelder has a substantial beneficial interest or as to which Mr. Batchelder serves as a trustee or in a similar capacity has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year. (Item 7(b)).

12. Mr. Batchelder is not, and during the Company's last fiscal year was not, subject to Section 16 of the Exchange Act with respect to the Company and, accordingly, during the Company's last fiscal year, was not required to file any reports pursuant to Section 16 of the Exchange
     Act with respect to the Company.  (Item 7(b)).

13. Mr. Batchelder is not currently, and during the Company's last fiscal year was not, an officer, director or employee of, and Mr. Batchelder does not currently own, and during the Company's last fiscal year did not own, directly or indirectly, in excess of a 10% equity interest in, any firm, corporation or other business or professional entity (i) which, since the beginning of the Company's last fiscal year, has made, or proposed to make payments to the Company or any of its subsidiaries for property or services,
     (ii) to which the Company or any of its
     subsidiaries was indebted at the end of the Company's last fiscal year, or (iii) to which the Company or any of its subsidiaries has, since the beginning of the Company's last fiscal year, made payments, or proposed to make payments, for property or services. (Item 7(c)).

14. Mr. Batchelder is not, and during the Company's last fiscal year has not been, a member of, or of counsel to, a law firm that the Company has retained during the Company's last fiscal year, and Mr. Batchelder is not, and during the Company's last fiscal year has not been, a partner or executive officer of any investment banking firm that has performed services for the Company during the Company's last fiscal year. (Item 7(c)).

15.  Mr. Batchelder does not have any other
     relationships with the Company that are
     substantially similar in nature and scope to those relationships listed in the above items (13) and (14). (Item 7(c)).

16.  During the last three fiscal years, no
     compensation or personal benefits were
     awarded to, earned by, or paid to
     Mr. Batchelder or any member of his
     immediate family by any person for any
     services rendered in any capacity to the Company or its subsidiaries. (Item 8).

December 11, 1998


Relational Investors, LP
4330 La Jolla Village Drive, Suite 220
San Diego, CA  92122

Gentlemen:

This letter confirms my consent to serve as a nominee of Relational Investors, LP to stand for election in the election of members of Nuevo Energy Company's
(the "Company") board of directors at the Company's
1999 annual meeting of shareholders. I also hereby confirm my intent and consent to serve on such board of directors if elected.

Confirmed:


/s/ David H. Batchelder
David H. Batchelder